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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ECI Telecom Ltd.
(Name of Issuer)
COMMON STOCK, PAR VALUE NIS 0.12 PER SHARE
(Title of Class of Securities)
268258100
(CUSIP Number)
Swarth Group Inc.
PO Box 3321, Drake Chambers
Road Town, Tortola
British Virgin Islands
VG1110
+1 212 974 3999
Copy to:
Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
Attention: Thomas D. Abbondante, Esq.
+1 212 610 6328
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 1, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	268258100

1	NAMES OF REPORTING PERSONS: Swarth Group Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		53,313,088[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

53,313,088[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.36%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
1 Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Person named above may be deemed to beneficially own such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person named above that it is the beneficial owner of any o f the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	268258100

1	NAMES OF REPORTING PERSONS: Shaul Shani

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		53,313,088[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

53,313,088[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.36%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
2 Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Person named above may be deemed to beneficially own such shares as a result of the Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person named above that it is the beneficial owner of any o f the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.1: JOINT FILING AGREEMENT
EX-99.3: UNDERTAKING AGREEMENT WITH M.A.G.M. CHEMISTRY HOLDINGS LTD.
EX-99.4: UNDERTAKING AGREEMENT WITH IBD DEVELOPMENT CORP.
EX-99.5: UNDERTAKING AGREEMENT WITH HAREL BEIT-ON
EX-99.6: UNDERTAKING AGREEMENT WITH D. PARTNERS (ISAREL) LIMITED PARTNERSHIP
EX-99.7: UNDERTAKING AGREEMENT WITH D. PARTNERS (BVI) L.P.
EX-99.8: UNDERTAKING AGREEMENT WITH CLAL ELECTRONICS INDUSTRIES LTD.
EX-99.9: UNDERTAKING AGREEMENT WITH CARMEL V.C. LTD
EX-99.10: UNDERTAKING AGREEMENT WITH CARMEL SOFTWARE FUND GBR
EX-99.11: UNDERTAKING AGREEMETN WITH CARMEL V.C. LTD.
EX-99.12: UNDERTAKING AGREEMENT WITH CARMEL SOFTWARE FUND (ISRAEL) L.P.
EX-99.13: UNDERTAKING AGREEMENT WITH CARMEL SOFTWARE FUND (DELAWARE) L.P.
EX-99.14: UNDERTAKING AGREEMENT WITH CARMEL SOFTWARE FUND 9CAYMAN) L.P.
EX-99.15: UNDERTAKING AGREEMENT WITH BADAL SECURITIES LTD.
EX-99.16: UNDERTAKING AGREEMENT WITH AVI ZEEVI
EX-99.17: UNDERTAKING AGREEMENT WITH AHARON DOVRAT
EX-99.18: UNDERTAKING AGREEMENT WITH SHLOMO DOVRAT

SCHEDULE 13D
Item 1. Security and Issuer
     This statement on Schedule 13D (this “Schedule”) relates to shares of common stock, New Israeli Sheqel (NIS) 0.12 par value per share (the “Common Stock”), of ECI Telecom Ltd., an Israeli company (the “Issuer”). The principal executive offices of the Issuer are located at 30 Hasivim Street, Petach Tikva, 49517 Israel.
Item 2. Identity and Background
     Swath Group Inc. (“Swarth”) and Shaul Shani are jointly filing this Schedule. Swarth Group Inc. and Shaul Shani (the “Reporting Persons”) have entered into a Joint Filing Agreement, dated July 11, 2007, a copy of which is filed with this Schedule as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule jointly in accordance with the provisions on Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
     The name, business address, present principal occupation or employment and certain other information relating to each of the directors and executive officers of Swarth is set forth in Schedule A hereto, and is incorporated by reference.
     During the last five years, none of the Reporting Persons have, nor to the best knowledge of the Reporting Persons have any of the directors or executive officers of Swarth listed on Schedule A attached hereto, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to U.S. federal or state securities laws or finding any violation with respect to such laws.
     The Reporting Persons:
     Swarth is organized and existing as a company under the laws of the British Virgin Islands and has its principal office address at PO Box 3321, Drake Chambers, Road Town, Tortola VG 1110, British Virgin Islands.
     All of the issued and outstanding share capital of Swarth is wholly-owned by Mr. Shaul Shani, an Israeli national, with an address for notices as a shareholder of Swarth c/o Trustco Services AG, Chamerstrasse 12c, P.O. Box 4436, CH-6304, Zug, Switzerland.
     Purchaser:
     Epsilon 1 Ltd. (“Purchaser”), a company organized under the laws of the State of Israel, was formed for the purpose of effecting the transactions contemplated by the Merger Agreement described in Item 4 below. Purchaser’s principal office is located at 3 Daniel Frisch Street, Tel-Aviv, 64731 Israel.
     The Reporting Persons hold (indirectly) a beneficial interest in Purchaser. A beneficial interest in Purchaser is also held (indirectly) by Ashmore Management Company Limited, Ashmore Global Special Situations Fund 2 Limited, Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment

Portfolio, Ashmore Emerging Markets Global Investment Portfolio Limited, Ashmore Growing Multi Strategy Fund Limited, Ashmore Global Special Situations Fund 3 Limited Partnership, and Ashmore SICAV Emerging Markets Debt Fund, which are filing a separate Schedule 13D in respect of their rights under the Voting Agreements described in Item 3 below.
Item 3. Source and Amount of Funds or Other Consideration
     As described in Item 4 and Item 5, the shares of Common Stock to which this statement relates have not been purchased by the Reporting Persons or Purchaser. In connection with an Agreement and Plan of Merger by and among Purchaser, Epsilon 3 Ltd., an Israeli company and an indirect wholly-owned subsidiary of Purchaser (“Epsilon 3”), and the Issuer dated as of July 1, 2007 (the “Merger Agreement”), Purchaser entered into voting undertaking agreements (the “Voting Agreements”) with certain individuals (the “Stockholders”) with respect to the voting of an aggregate amount of 53,313,088 shares of the Issuer’s Common Stock in connection with the transaction contemplated by the Merger Agreement as described in Item 5 below.
     The Reporting Persons have not paid, and do not expect to pay, additional consideration in connection with the execution and delivery of the Voting Agreements, other than the consideration to be received by such Stockholders in their capacity as shareholders of the Issuer pursuant to the terms of the Merger Agreement. For a description of the Voting Agreement, see item 5 below, which description is incorporated into this Item 3 .
Item 4. Purpose of Transaction
     On July 1, 2007, Purchaser, Epsilon 3 and the Issuer entered into the Merger Agreement providing for the merger of Epsilon 3 into the Issuer (the “Merger”) upon the terms and subject to the conditions therein set forth. The Issuer is to survive the Merger as an indirect wholly-owned subsidiary of Purchaser.
     A copy of the Merger Agreement is included as Exhibit 2 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
     As a result of the execution of the Voting Agreements, Purchaser may be deemed to have an indirect beneficial interest in the aggregate amount of 53,313,088 shares of the Issuer’s Common Stock that are subject to the Voting Agreements. By virtue of the Reporting Persons’ relationship to Purchaser it may be deemed to have an indirect beneficial interest in those same 53,313,088 shares of the Issuer’s Common Stock that are subject to the Voting Agreements. Such shares represent approximately 44.36% of the total outstanding Common Stock of the Issuer, based upon 120,160,650 shares of Common Stock as of June 17, 2007 as represented by the Issuer in the Merger Agreement. The Reporting Persons are filing this statement solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of the Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

     Pursuant to the Voting Agreements, the Stockholders have agreed to vote all securities of the Issuer owned by them in favor of the Merger and against the following actions: (i) any extraordinary corporate transaction, such as merger, consolidation or other business combination involving the Issuer or any of its material subsidiaries; (ii) any sale, lease or transfer of a material amount of the assets of the Issuer or any of its material subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Issuer or any of its material subsidiaries; (iii) any change in the persons who constitute the board of directors of the Issuer that is not approved in advance by at least a majority of persons who were directors of the Issuer as of the July 1, 2007; or (iv) any other action or proposal involving the Issuer or any of its material subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone, or adversely affect the transactions contemplated by the Merger Agreement.
     The Voting Agreements terminate upon the earliest to occur of (i) immediately prior to the termination of the Merger Agreement in accordance with its terms, (ii) the agreement of Purchaser and the Stockholder to terminate the Voting Agreements, and (iii) the Effective Time (as defined in the Merger Agreement).
     Copies of the Voting Agreements are included as Exhibits 3 through 18 hereto and the description of the Voting Agreements contained herein is qualified in its entirety by reference to Exhibits 3 through 18, which are incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information contained in Items 3, 4 and 5 with respect to any contract, arrangement, understanding or relationship described therein is hereby incorporated herein by this reference.
Item 7. Material to be Filed as Exhibits.

EXHIBIT	DOCUMENT

1	Joint Filing Agreement, dated July 11, 2007, by and among Swarth Group Inc. and Shaul Shani.

2	Agreement and Plan of Merger, dated as of July 1, 2007, by and among ECI Telecom, Ltd., Epsilon 2 Ltd. and Epsilon 3 Ltd., filed as Exhibit 99.2 to the Company’s Current Report on Form 6-K (SEC File No. 000-12672) filed with the Securities and Exchange Commission on April 30, 2007, and incorporated herein by reference.

3	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and M.A.G.M. Chemistry Holdings Ltd.

4	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and IBD Development Corporation

5	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Harel Beit-On

6	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and D. Partners (Israel) Limited Partnership

EXHIBIT	DOCUMENT

7	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and D. Partners (BVI) L.P.

8	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and CLAL Electronics Industries LTD.

9	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel V.C. LTD.

10	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel Software Fund GbR

11	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel V.C. Ltd. (acting for Siemens Venture Capital Fund GmbH)

12	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel Software Fund (Israel) L.P.

13	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel Software Fund (Delaware) L.P.

14	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel Software Fund (Cayman) L.P.

15	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and BADAL Securities Ltd.

16	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Avi Zeevi

17	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Aharon Dovrat

18	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Shlomo Dovrat
(Continued on following page.)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 11, 2007

SWARTH GROUP INC.

By:	/s/ Maria Meier

Name: Maria Meier Title: Director

SHAUL SHANI

/s/ Shaul Shani

SCHEDULE A
Directors and Executive Officers
EXECUTIVE OFFICERS AND DIRECTORS OF SWARTH GROUP INC.

Name, Business Address	Position with Swarth
and Citizenship	Group Inc.	Principal Occupation (for Directors)
Maria Meier Chamerstrasse 12c P.O. Box 4436 CH-6304, Zug Switzerland Swiss	Sole Director	Company Executive

EXHIBIT INDEX

EXHIBIT	DOCUMENT

1	Joint Filing Agreement, dated July 11, 2007, by and among Swarth Group Inc. and Shaul Shani.

2	Agreement and Plan of Merger, dated as of July 1, 2007, by and among ECI Telecom, Ltd., Epsilon 2 Ltd. and Epsilon 3 Ltd., filed as Exhibit 99.2 to the Company’s Current Report on Form 6-K (SEC File No. 000-12672) filed with the Securities and Exchange Commission on April 30, 2007, and incorporated herein by reference.

3	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and M.A.G.M. Chemistry Holdings Ltd.

4	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and IBD Development Corporation

5	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Harel Beit-On

6	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and D. Partners (Israel) Limited Partnership

7	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and D. Partners (BVI) L.P.

8	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and CLAL Electronics Industries LTD.

9	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel V.C. LTD.

10	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel Software Fund GbR

11	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel V.C. Ltd. (acting for Siemens Venture Capital Fund GmbH)

12	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel Software Fund (Israel) L.P.

13	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel Software Fund (Delaware) L.P.

14	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Carmel Software Fund (Cayman) L.P.

15	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and BADAL Securities Ltd.

EXHIBIT	DOCUMENT

16	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Avi Zeevi

17	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Aharon Dovrat

18	Undertaking Agreement, dated as of July 1, 2007, between Epsilon 1 Ltd. and Shlomo Dovrat